Exhibit 3.1

CERTIFICATE OF INCORPORATION
OF
SPLINTERNET HOLDINGS, INC.

FIRST: The name of this corporation (the “Corporation”) shall be:

Splinternet Holdings, Inc.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: 100,000,000 shares, consisting of 90,000,000 shares of common stock, having a par value of $0.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share, having such powers, preferences and rights and the qualifications, limitations or restrictions thereof as shall be determined by the board of directors of the Corporation from time to time.

FIFTH: The name and address of the incorporator is as follows:

Adam Mimeles, Esq.
Feldman Weinstein LLP
420 Lexington Avenue
New York, NY 10170

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

EIGHTH: The Corporation shall, to the fullest extent permitted by the provisions of 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemni-fication provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, execu-tors, and administrators of such person.

NINTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 22nd day of March, A.D. 2006.

/s/ Adam Mimeles Name: Adam Mimeles Incorporator